Exhibit 10.1

August 6, 2010

Mr. Bruno Guilmart

Dear Bruno:

As we discussed, the principal terms of your employment with Kulicke & Soffa Pte Ltd. (the “Company”) are set forth below.  If you are in agreement, please sign, date and return a copy of this letter.

Start Date:	September 30, 2010
Title:	President and Chief Executive Officer
Location:	Singapore

Base Salary:	An amount in Singapore dollars equal to US$615,000 per annum converted using the 30 day average exchange rate on the date of this letter, payable in accordance with Company practice.

Incentive Cash Bonus:
Annual Target is 100% of Base Salary with upside up to a maximum of 200% for outstanding performance.  Bonuses are awarded and paid quarterly.  Performance targets will be determined by the Management Development and Compensation Committee of the Board of Directors of Kulicke and Soffa Industries, Inc. (“KSI”) after consultation with you.

Please refer Company’s Proxy Statement dated 12/31/2009 for plan details.

Initial Annual Equity Grant:
You will be granted US$1.2 Million in Performance Share Units under the KSI 2009 Equity Plan.  At the end of the three year performance period, the payout will be between zero and 200% of the number of share units granted, based upon shareholder return relative to a market index.

The vesting of Performance Share Units will be tied to total shareholder return relative to the companies comprising the Philadelphia Semiconductor Index on the date of grant, measured over the three-year performance measurement period. Performance Share Units will vest at the end of the period between zero and 200% based on performance described below. If you retire, die, become disabled, or are involuntarily terminated without cause (as defined in the 2009 Equity Plan) before the end of the three-year performance measurement period, the performance shares will vest pro rata based on your length of employment during the performance period, to the extent the performance goals are met for the performance period.

The final vesting of your performance-based share awards will be expressed as a full percentage point ranging from 0% to 200% ranging from 50% payout for 25th percentile performance to 200% payout for 99th percentile performance, with 100% payout at 50th percentile performance.

Please refer to KSI’s Proxy Statement dated 12/31/2009 and the 2009 Equity Plan for plan details.

New Hire Awards:
Singapore Assignment Bonus:
A lump sum cash payment of US$726,000 to be paid on January 3, 2011 or another date within one year of the Start Date as you may reasonably request.
Restricted Stock Units (“RSUs”)
A first grant of 428,965 KSI Restricted Stock Units (“RSUs”) on October 1, 2010, which will vest one third on each of the first, second and third anniversaries of the date of grant.  A second grant of 75,000 RSUs on October 1, 2010, which will vest on the date of grant.

Benefits:
Maintain your ASFE-Mobility Benefit Plan in effect as of the Start Date in lieu of Company’s Standard Health/Life policy. The Company will in good faith review both plans and supplement the ASFE-Mobility Benefit Plan in areas not covered sufficiently as compared to Company’s Standard Health/Life policy, including Accidental Death & Dismemberment.

Vacation:	Four (4) weeks of paid vacation per year.

Severance:
If either the Company terminates your employment for any reason other than “Cause” or if you resign for “Good Reason,” (as such terms are defined in the KSI’s officer severance policy) you will be entitled to:
•    An amount equal to 24 months’ base salary as of the last day of your employment, subject to your entering into a general release in favor of the Company, KSI, and all other KSI or Company affiliates, satisfactory to the Company.  If you do not enter into the general release, you will only be entitled to six months of base salary.  In no event will any severance be paid to you if you are employed by, a director of, or an advisor to, a competitor of the Company during the applicable severance period.  Non-competition and confidentiality will be addressed in a separate agreement between you and the Company.
•    Severance payments will be paid as follows: salary continuation on your regularly scheduled pay dates for 24 months.
•    Continuation of participation for you and your family in medical, prescription drug, dental, and vision benefit programs for any applicable severance period.  This coverage would consist of the ASFE Mobility Benefit Plan, with the supplementary coverage as described above.

•    Continuation of eligibility to participate in Company life insurance program to a maximum of six months after the last day of your employment, subject to the agreement of the life insurance provider.
•    Vesting of any stock options would stop on the last day of your employment. You would have three months after such date to exercise vested stock options, unless different terms apply under the applicable stock option plan(s). Any entitlement to share awards would be determined in accordance with the terms of the applicable plan.
•           The terms of this policy are subject to modification by the KSI Board of Directors in light of, among other things, changes in applicable regulations or market practices.

Change-in-control:
We will provide to you a change-in-control agreement, which will, in general, provide that if your employment is terminated by the Company for any reason other than Cause, or you terminate your employment voluntarily for Good Reason (as such terms are defined in the change-in-control agreement), within 18 months after a Change of Control of KSI, you will receive the following payments and benefits:
•    An amount equal to 24 months of your annual base salary plus target annual incentive bonus (“target” is 100% achievement), subject to you entering into a general release in favor of the Company, KSI and its subsidiaries, acceptable to Company.  If you do not enter into the general release, you will only be entitled to six months of base salary.
•    Continuation of benefits during the severance period for your spouse and dependent children at the same premium rate as in effect prior to your termination date;
•    Continuation of eligibility to participate in the Company’s life insurance program for a maximum of six months after the last day of your employment if permitted by the life insurance provider; and
•    Please refer to the 2009 Equity Plan for the terms of equity awards upon a change in control of KSI.
•    You understand that the KSI Board of Directors may review change in control arrangements with you and other executives in the future in light of, among other things, changes in applicable regulations or market practices.

Relocation:
•     One time lump sum relocation allowance of US$250,000 on January 3, 2011 or a future date within one year of the Start Date as requested by you, to cover movement of your household goods to Singapore, set up, of new household in Singapore, and anticipated transaction related costs for sale of your current residence.

• US$10,000 per month housing allowance for 24 months, starting on January 3, 2011.

Equity Ownership Guideline:
You will be expected to reach and maintain an ownership level of 66,000 common shares of KSI within three years of the Start Date. Under the current Equity Ownership Guidelines, you must retain one half of your net restricted stock awards (“net” meaning after sales to cover tax liability incurred at vesting) until the requirement level of 66,000 shares is reached.

Recovery of Previously Paid Executive Compensation:
If the Board of Directors of KSI or the Management Development and Compensation Committee of the Board of Directors of KSI determines that any fraud, gross negligence or intentional misconduct by you was a significant factor contributing to KSI restating all or a portion of its financial statement(s), the Board or the Committee will take, in its discretion, such action as it deems necessary to remedy the fraud, gross negligence or intentional misconduct and prevent its recurrence. The Board or the Committee will also review the facts and circumstances underlying the restatement, and if any incentive award was calculated based on the achievement of financial results that were subsequently reduced due to a restatement, may in its discretion (i) require reimbursement to the Company of all or a portion of the incentive award; (ii) cancel any unvested or outstanding incentive award; and (iii) seek reimbursement of any gains realized on the exercise of the incentive awards. Under the policy, the Company may seek to recover or recoup incentive awards that were paid or vested up to 60 months prior to the date the applicable restatement is disclosed.  The terms of this policy are subject to modification by the KSI Board of Directors in light of, among other things, changes in applicable regulations or market practices.

We are looking forward to having you join us.

Very truly yours,

/s/ C. Scott Kulicke
For Kulicke & Soffa Pte Ltd.

Accepted and Agreed:

/s/ Bruno Guilmart
Bruno Guilmart
August 6, 2010